March 13, 2007
VIA FACSIMILE
-------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Protocall Technologies Incorporated - Registration Statement on Form SB-2 filed February 12, 2007 (No. 333-140639) for Registration of Shares of Common Stock

Ladies and Gentlemen:

        On behalf of our client, Protocall Technologies Incorporated, we have set forth below responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated February 27, 2007 (copy attached), with respect to the captioned Registration Statement.

        Because we believe that the staff's comments present threshold issues which would involve modifications to disclosures throughout the Registration Statement, we wish to respond to the staff's comments supplementally at this time without filing an amended Registration Statement. We will, however, submit this letter in electronic format for filing as correspondence with the Commission. Accordingly, based on the responses below, Protocall requests initial guidance from the staff as to whether any additional information will be requested.

        As a preliminary note, we wish to inform the staff that we and Protocall have reviewed Item D.29 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, and believe that the factual matters to be considered weigh heavily in favor of viewing Protocall's registration as a secondary offering. In addition to the quantitative data set forth in this letter, we note the following:

          o The institutional selling shareholders purchased their convertible notes on August 8, 2006 ($700,000), September 28, 2006 ($817,750) and November 7, 2006 ($500,000), and have held them now continuously for the past six to eight months.

          o The institutional selling shareholders had no business relationship whatsoever with Protocall prior to August 2006.

          o None of the institutional selling shareholders participating in the Registration Statement are in the business of underwriting securities, or are affiliated in any way with an NASD member.

          o There is nothing involved that suggests the selling shareholders are acting as a conduit for Protocall. The proceeds of any sales of the registered shares by the selling shareholders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into Protocall.

        Accordingly, as demonstrated by this comment response letter, we believe that the resale transactions by the selling shareholders do not constitute an offering "by or on behalf of the issuer," and that Protocall is eligible to use the continuous offering provisions of Securities Act Rule 415 in connection with an "at the market offering."


General

        Comment 1:

        In response to the staff's comment, the table below provides the total dollar value of the securities underlying the convertible notes that are being registered in the Registration Statement using the calculation method described (column E).



                                       A          B        C          D         E
--------------------------------------------------------------------------------------
                                                                 Underlying
                                  Date of                Market    Shares      DOS
                                   Sale      Principal    Price     Being     Market
Note Holder                        (DOS)       Amount    on DOS  Registered   Value
--------------------------------------------------------------------------------------
AJW Partners, LLC                 08/08/06    $67,900     $0.11    740,330    $81,436
AJW Offshore, Ltd.                08/08/06   $413,000     $0.11  4,503,036   $495,334
AJW Qualified Partners, LLC       08/08/06   $210,000     $0.11  2,289,679   $251,865
New Millennium Capital Partners   08/08/06     $9,100     $0.11     99,219    $10,914
II, LLC
--------------------------------------------------------------------------------------
AJW Partners, LLC                 09/28/06    $58,200     $0.08    634,568    $50,765
AJW Offshore, Ltd.                09/28/06   $354,000     $0.08  3,859,745   $308,780
AJW Qualified Partners, LLC       09/28/06   $180,000     $0.08  1,962,582   $157,007
New Millennium Capital Partners   09/28/06     $7,800     $0.08     85,045     $6,804
II, LLC
Harborview Master Fund, LP        09/28/06   $217,750     $0.08  2,374,179   $189,934
--------------------------------------------------------------------------------------
Monarch Capital Fund Ltd.         11/07/06   $250,000     $0.08  2,725,808   $218,065
Platinum Partners Long Term       11/07/06   $250,000     $0.08  2,725,808   $218,065
Growth Fund V
--------------------------------------------------------------------------------------
Total                                      $2,017,750           22,000,000 $1,988,968


        The method used to calculate the number of shares that Protocall seeks to register was based on a 40% discount to an arbitrarily-selected market price of $.15 (i.e., $2,017,750 in underlying securities / $.09 = 22,419,444, rounded to 22,000,000 shares).

        Comment 2:

        In response to the staff's comment, below is a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that Protocall has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (columns

E, F, G, H and I). The table below also reflects the net proceeds to Protocall from the sale of the convertible notes (column D) and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes (column G).




                                             A           B        C          D        E        F        G        H           I
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Payments  Possible
                                          Date of    Principal Closing      Net   Interest  Quarterly  First  Liquidated   Total
Note Holder                              Sale (DOS)   Amount    Costs    Proceeds   @ 6%     Payment    Year    Damages   Payments
----------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                         08/08/06    $67,900   $2,425    $65,475    $4,074   $1,019   $6,499    $4,074   $10,573
AJW Offshore, Ltd.                        08/08/06   $413,000  $14,750   $398,250   $24,780   $6,195  $39,530   $24,780   $64,310
AJW Qualified Partners, LLC               08/08/06   $210,000   $7,500   $202,500   $12,600   $3,150  $20,100   $12,600   $32,700
New Millennium Capital Partners II, LLC   08/08/06     $9,100     $325     $8,775      $546     $137     $871      $546    $1,417
----------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                         09/28/06    $58,200   $1,068    $57,132    $3,492     $873   $4,560    $3,492    $8,052
AJW Offshore, Ltd.                        09/28/06   $354,000   $6,493   $347,507   $21,240   $5,310  $27,733   $21,240   $48,973
AJW Qualified Partners, LLC               09/28/06   $180,000   $3,302    176,698   $10,800   $2,700  $14,102   $10,800   $24,902
New Millennium Capital Partners II, LLC   09/28/06     $7,800     $143     $7,657      $468     $117     $611      $468    $1,079
Harborview Master Fund, LP                09/28/06   $217,750   $3,994   $213,756   $13,065   $3,266  $17,059   $13,065   $30,124
----------------------------------------------------------------------------------------------------------------------------------
Monarch Capital Fund Ltd.                 11/07/06   $250,000   $3,250   $246,750   $15,000   $3,750  $18,250   $15,000   $33,250
Platinum Partners Long Term Growth Fund V 11/07/06   $250,000   $3,250   $246,750   $15,000   $3,750  $18,250   $15,000   $33,250

----------------------------------------------------------------------------------------------------------------------------------
Total                                              $2,017,750  $46,500  $1,971,25  $121,065  $30,266  167,565  $121,065  $288,630



        As indicated above, the institutional selling shareholders are entitled to receive interest payments on their convertible notes. Other payments (included under "Closing Costs") include $30,000 to counsel of the AJW entities and $16,500 to counsel of Harborview Master Fund. Additionally, maximum possible liquidated damages under the Securities Purchase Agreement total $121,065.

        Comment 3:

        In response to the staff's comment, below is a tabular presentation of the total possible profit the selling shareholders could realize (column H) as a result of the conversion discount (columns F and G) for the securities underlying the convertible note, with the information requested by the staff presented in each column.

                                               A          B          C           D          E          F          G           H
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Floating
                                                                                                   Conversion  Conver-
                                                                            Underlying               Price      sion
                                            Date of                Market     Shares      Market   Per Share    Price
                                              Sale    Principal     Price      Being      Value      @ 50%     Based on    Possible
Note Holder                                  (DOS)      Amount     on DOS   Registered    on DOS    Discount   Discount     Profit
------------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           08/08/06    $67,900     $0.11     740,330     $81,436     $0.050    $37,016      $44,420
AJW Offshore, Ltd.                          08/08/06   $413,000     $0.11   4,503,036    $495,334     $0.050   $225,152     $270,182
AJW Qualified Partners, LLC                 08/08/06   $210,000     $0.11   2,289,679    $251,865     $0.050   $114,484     $137,381
New Millennium Capital Partners II, LLC     08/08/06     $9,100     $0.11      99,219     $10,914     $0.050     $4,961       $5,953

------------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           09/28/06    $58,200     $0.08     634,568     $50,765     $0.040    $25,383      $25,383
AJW Offshore, Ltd.                          09/28/06   $354,000     $0.08   3,859,745    $308,780     $0.040   $154,390     $154,390
AJW Qualified Partners, LLC                 09/28/06   $180,000     $0.08   1,962,582    $157,007     $0.040    $78,503      $78,503
New Millennium Capital Partners II, LLC     09/28/06     $7,800     $0.08      85,045      $6,804     $0.040     $3,402       $3,402
Harborview Master Fund, LP                  09/28/06   $217,750     $0.08   2,374,179    $189,934     $0.040    $94,967      $94,967
------------------------------------------------------------------------------------------------------------------------------------
Monarch Capital Fund Ltd.                   11/07/06   $250,000     $0.08   2,725,808    $218,065     $0.025    $68,145     $149,919
Platinum Partners Long Term Growth Fund V   11/07/06   $250,000     $0.08   2,725,808    $218,065     $0.025    $68,145     $149,919
------------------------------------------------------------------------------------------------------------------------------------
Total                                                $2,017,750            22,000,000  $1,988,968              $874,548   $1,114,420



        Comment 4:

        In response to the staff's comment, below is a tabular presentation of the total possible profit to be realized (column G) as a result of any conversion discounts (column F) for securities underlying any other warrants, options, notes or other securities of Protocall that are held by the selling shareholders or any affiliates of the selling shareholders, with the information requested by the staff separately presented.


                                                A           B           C            D           E            F             G
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              Combined                   Total
                                                                                               Market                   Possible
                                                         Market                  Warrant       Price       Combined     Discount
                                             Date of     Price                      To        for All      Exercise     to Market
                                               Sale    per Share     Exercise    Purchase      Shares       Price         Price
Note Holder                                   (DOS)     on DOS         Price      Shares       on DOS      (Fixed)       on DOS
---------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           08/08/06     $0.11         $0.10    1,455,000     $160,050     $145,500        14,550
AJW Offshore, Ltd.                          08/08/06     $0.11         $0.10    8,850,000     $973,500     $885,000        88,500
AJW Qualified Partners, LLC                 08/08/06     $0.11         $0.10    4,500,000     $495,000     $450,000        45,000
New Millennium Capital Partners II, LLC     08/08/06     $0.11         $0.10      195,000      $21,450      $19,500         1,950
---------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           09/28/06     $0.08         $0.10            0           $0           $0             0
AJW Offshore, Ltd.                          09/28/06     $0.08         $0.10            0           $0           $0             0
AJW Qualified Partners, LLC                 09/28/06     $0.08         $0.10            0           $0           $0             0
New Millennium Capital Partners II, LLC     09/28/06     $0.08         $0.10            0           $0           $0             0
Harborview Master Fund, LP                  09/28/06     $0.08         $0.10    2,512,500     $201,000     $251,250       (50,250)
---------------------------------------------------------------------------------------------------------------------------------
Monarch Capital Fund Ltd.                   11/07/06     $0.08         $0.10    2,884,615     $230,769     $288,462       (57,692)
Platinum Partners Long Term Growth  Fund V  11/07/06     $0.08         $0.10    2,884,615     $230,769     $288,462       (57,692)
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                          23,281,730   $2,312,538   $2,328,173       (15,635)


Shareholder
---------------------------------------------------------------------------------------------------------------------------------
Robert Schrier                              6/1/2005     $0.85        $0.128      136,986     $116,438      $17,534        98,904
---------------------------------------------------------------------------------------------------------------------------------
Robert Schrier IRA                         12/8/2005     $0.20        $0.083      289,017      $57,803      $23,988        33,815
---------------------------------------------------------------------------------------------------------------------------------
Cynthia Waite                             11/15/2004     $3.50        $2.750      290,610   $1,017,135     $799,178       217,958
---------------------------------------------------------------------------------------------------------------------------------
Kristen Klein                             11/15/2004     $3.50        $2.750      290,609   $1,017,132     $799,175       217,957
---------------------------------------------------------------------------------------------------------------------------------
Mark Benedikt                              1/23/2006     $0.13       $1 .060      240,000      $31,200     $254,400      (223,200)
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                           1,247,222   $2,239,708   $1,894,275      $345,433



        Comment 5:

        In response to the staff's comment, below is a table showing the gross proceeds paid or payable to Protocall in the convertible note transaction (column B) and other information requested by the staff, including the percentage of the total amount of all possible payments as provided in Comment 2 (column F) and the total possible discount to the market price of the shares underlying the convertible note as provided in Comment 3 (column E), divided by the net proceeds to Protocall from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes (column G).

                                               A           B            C           D          E            F            G
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          All
                                                                                                        Payments
                                                                                            Combined    (Sch 2) +     Preceeding
                                                                  All Payments-              Total      Possible       Colume
                                            Date of                  Not Incld              Possible    Discount      Averaged
                                              Sale     Principal     Principal      Net      Profit     (Sch 3)/       Over 3-
Note Holder/Shareholder                      (DOS)       Amount       (Sch 2)    Proceeds  (Sch 3&4)  Net Proceeds    Year Term
---------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           08/08/06     $67,900       $10,573    $57,327    $58,970      96%            32%
AJW Offshore, Ltd.                          08/08/06    $413,000       $64,310   $348,690   $358,682      96%            32%
AJW Qualified Partners, LLC                 08/08/06    $210,000       $32,700   $177,300   $182,381      96%            32%
New Millennium Capital Partners II, LLC     08/08/06      $9,100        $1,417     $7,683     $7,903      96%            32%
--------------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC                           09/28/06     $58,200        $8,052    $50,148    $25,383      67%            22%
AJW Offshore, Ltd.                          09/28/06    $354,000       $48,973   $305,027   $154,390      67%            22%
AJW Qualified Partners, LLC                 09/28/06    $180,000       $24,902   $155,098    $78,503      67%            22%
New Millennium Capital Partners II, LLC     09/28/06      $7,800        $1,079     $6,721     $3,402      67%            22%
Harborview Master Fund, LP                  09/28/06    $217,750       $30,124   $187,626    $44,717      67%            22%
--------------------------------------------------------------------------------------------------------------------------------
Monarch Capital Fund Ltd.                   11/07/06    $250,000       $33,250   $216,750    $92,227      85%            28%
--------------------------------------------------------------------------------------------------------------------------------
Platinum Partners Long Term Growth Fund V   11/07/06    $250,000       $33,250   $216,750    $92,227      85%            28%
--------------------------------------------------------------------------------------------------------------------------------
Robert Schrier                              6/1/2005          $0            $0         $0    $98,904      0%           0%
--------------------------------------------------------------------------------------------------------------------------------
Robert Schrier IRA                         12/8/2005          $0            $0         $0    $33,815      0%           0%
--------------------------------------------------------------------------------------------------------------------------------
Cynthia Waite                             11/15/2004          $0            $0         $0   $217,958      0%           0%
--------------------------------------------------------------------------------------------------------------------------------
Kristen Klein                             11/15/2004          $0            $0         $0   $217,957      0%           0%
--------------------------------------------------------------------------------------------------------------------------------
Mark Benedikt                              1/23/2006          $0            $0         $0  -$223,200      0%           0%
--------------------------------------------------------------------------------------------------------------------------------
Total                                                 $2,017,750      $288,630 $1,729,120 $1,444,218      81%          27%



        Comment 6:

        In response to the staff's comment, there were no prior securities transactions between Protocall and the institutional selling shareholders who purchased the convertible notes, including their respective affiliates, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Prior securities transactions between Protocall and other pre-existing selling shareholders are described in the table below.



                          A           B                  C             D              E               F            G
---------------------------------------------------------------------------------------------------------------------------
                                                      Shares
                                                   Outstanding
                                                       Prior
                                                     To DOS &
                                                     Held By
                                                     Persons                                                    Current
                                                    Other Than    Shares Issued                                  Market
                                    Shares           Selling      & Issuable To      % of        Market Price     Price
                       Date of    Outstanding      Shareholders    Shareholder    Outstanding      Per Share    Per Share
                        Sale        Prior To        & Company          In            After        Subject To     (As of
Shareholder             (DOS)         DOS            Affilates    Transaction     Transaction     Transaction    3/1/07)
---------------------------------------------------------------------------------------------------------------------------
Robert Schrier        07/22/04     6,480,271          4,697,546      417,525         8.89%            $1.25        $0.18
---------------------------------------------------------------------------------------------------------------------------
Cynthia Waite         02/21/05    25,383,710         15,726,471       51,228         0.33%            $3.20        $0.18
---------------------------------------------------------------------------------------------------------------------------
Marc H Wasserman      12/23/04    25,383,710         15,828,927       28,198         0.18%            $3.75        $0.18
---------------------------------------------------------------------------------------------------------------------------
Kristen Klein         02/21/05    25,383,710         15,726,471       51,228         0.33%            $3.20        $0.18
---------------------------------------------------------------------------------------------------------------------------



        Comment 7:

        In response to the staff's comment, below is a table comparing the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders (row A), affiliates of Protocall and affiliates of the selling shareholders and other information requested by the staff.


---------------------------------------------------------------------------------------------------------------------
      On dates of notes:                                                          8/8/2006   9/28/2006   11/7/2006
---------------------------------------------------------------------------------------------------------------------
A     Shares outstanding prior to the convertible note transaction that are      55,314,166   56,151,578  56,196,955
      held by persons other than the
      selling shareholders, affiliates of the company, and affiliates of the selling shareholders.
---------------------------------------------------------------------------------------------------------------------
B     Shares registered for resale by the selling shareholders or affiliates of          0           0           0
      the selling shareholders in
      prior registration statements.
---------------------------------------------------------------------------------------------------------------------
C     Shares registered for resale by the selling shareholders or affiliates of          0           0           0
      the selling shareholders that
      continue to be held by the selling shareholders or affiliates of the selling shareholders.
---------------------------------------------------------------------------------------------------------------------
D     Shares that have been sold in registered resale transactions by the                0           0           0
      selling shareholders or affiliates
      of the selling shareholders.
---------------------------------------------------------------------------------------------------------------------
E     Shares registered for resale on behalf of the selling shareholders or              0           0           0
      affiliates of the selling
      shareholders in the current transaction.
---------------------------------------------------------------------------------------------------------------------



        Comment 8:

        In response to the staff's comment, Protocall intends to repay the overlying securities and believes it will have the financial ability to make all related payments based on anticipated revenue from sales. Protocall has been advised by the selling shareholders underlying the convertible notes that none of them has a short position in Protocall's common stock.

        Comment 9:

        In response to the staff's comment, the prospectus includes a materially complete description of the selling shareholders underlying the convertible notes. Additionally, Protocall filed a Form 8-K in connection with the selling shareholders underlying the convertible notes on August 10, 2006, October 5, 2006 and November 13, 2006, under which all terms were disclosed and copies of agreements were attached. The other selling shareholders are private investors and a former employee. The private investors received stock and warrants in connection with prior private placements by Protocall. The former employee received a warrant as part of an employment separation agreement. No other agreements exist between Protocall and the private investors or former employee.

        Comment 10:

        In response to the staff's comment, please note that the method used to calculate the number of shares that Protocall seeks to register was based on a 40% discount to an arbitrarily-selected market price of $.15 (i.e., $2,017,750 in underlying securities / $.09 = 22,419,444, rounded to 22,000,000 shares).


                                 *         *       *

        Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Bruce Newman, Chief Executive Officer of Protocall, at (631) 543-3655, or me at (212) 801-9221.

        If at all possible, we would appreciate your guidance on the issues raised by this letter by the end of business on Friday, March 16, 2007.

                                                   Very truly yours,


                                                   /s/ Spencer G. Feldman
                                                   ----------------------
                                                   Spencer G. Feldman

cc:     Mr. Bruce Newman